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FOR RELEASE: IMMEDIATE
                                                 [LETTERHEAD]


    Contacts: Rob Wilson     Kendra Collins    Paul Bialek
              IBM            IBM               CFO, Edmark
              914-765-6565   914-766-3804      206-556-8810


              IBM, EDMARK ANNOUNCE MERGER AGREEMENT

     ARMONK, N.Y., Nov. 13, 1996--IBM and Edmark (NASDAQ:EDMK) today announced that they have entered into a definitive merger agreement under which IBM will shortly commence a cash tender offer for Edmark's shares at a price of $15.50 per share. Edmark, based in Redmond, Washington, is a leading developer and publisher of quality consumer and education software for kindergarten through 12th grade.
     The directors and executive officers of Edmark have agreed to sell their shares to IBM. The net cash cost of the transaction to IBM is expected to be approximately $80 million.
     "The merger of Edmark represents the next stage in our strategy of focusing on education and enhanced learning and further strengthens our leadership position in the home consumer marketplace," said Jim Firestone, general manager, IBM Consumer Division. "As a company, we are strongly committed to bringing the power and the magic of technology to the home. Education software is one of the most important applications for consumers and this merger will substantially accelerate our efforts in this area."
     The merger brings to IBM a library of high quality educational software titles, as well as a highly experienced management and software development team. The creator of the newly released Mighty Math Series, Sammy's Science House, Stanley's Stickers Stories, and the popular Thinkin' Things Series, Edmark is widely recognized as having some of the most advanced educational software products on the market. The
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company currently offers 20 multimedia titles that have been recognized with more than 100 important industry awards for their rich educational depth, thought-provoking content and open-ended environments where children can investigate, experiment, role play and construct their own ideas and projects.
     IBM plans to operate the unit under the Edmark name in Redmond. Mr. Firestone will oversee and direct the operations of the company.
     "Schools and parents are changing the way they use technology to educate their children," Firestone added. "Increasingly, networks and the Internet will allow parents, teachers and students to work together in new ways. Having both an understanding of educational content and networking technology, IBM is well-positioned to make this happen."
     The terms and conditions of IBM's cash tender offer will be set forth in the offering documents expected to be filed by November 19, 1996 with the Securities and Exchange Commission. These conditions will include the acquisition of at least two-thirds of all outstanding shares of Edmark common stock on a fully diluted basis.
     "IBM brings size, scale, distribution and marketing to our company and will add viability and credibility," said Donna Stanger, Edmark acting CEO. "With our award-winning products and IBM's strong commitment to education and technology, we can break out of the pack and be a leader in education software sales.
     Edmark has more than 25 years of experience applying proven educational concepts to the development of educational products for children. The company develops products for both consumers and educational institutions, including such award-winning titles as The Early Learning House Series, Strategy Challenges Series, and The Imagination Express Series.



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     The IBM Consumer Division is a leading manufacturer and developer of both hardware and software solutions for the home. Established as a business unit within IBM in 1995, the Consumer Division's products include the award-winning Aptiva family of personal computers. These products have been recognized for technology innovation and product design. IBM's multimedia software titles, including Emergency Room, Pinocchio and Friendly Forest, have attracted a strong following among consumers. For additional information, access the IBM Aptiva home page at http://www.pc.ibm.com/Aptiva/.
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